June 24, 2008
Daniel L. Gordon, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
Mail Stop 4561
Re:	Taubman Centers, Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 27, 2008 Form 10-Q for the Quarter Ended March 31, 2008 Filed April 30, 2008 File No. 1-11530
Dear Mr. Gordon,
We are responding to the comment contained in the letter dated June 12, 2008 (the Comment Letter) regarding your review of Taubman Centers, Inc. (the “Company” )’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the three months ended March 31, 2008.
In connection with responding to your comment, we acknowledge that:
—	we are responsible for the adequacy and accuracy of the disclosure in the filing;
—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
—	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For convenience, we have reprinted the Staff’s comment below, with the corresponding response below.

Comment 1:
Form 10-K for the Year Ended December 31, 2007
Note 1 — Summary of Significant Accounting Policies, page F-9

1. We note on page 14 that you consolidate two 50% owned joint ventures. We also note that you began consolidating one of the entities due to the issuance of EITF 04-5 and the amendment to SOP 78-9. Please tell us how you determined that it was appropriate to consolidate these two entities.
Response:
The two entities you refer to are 1) Taubman-Cherry Creek Limited Partnership (Cherry Creek LP), which we began consolidating upon adoption of EITF 04-5 “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” , and 2) Tampa Westshore Associates Limited Partnership (Tampa Westshore), which we began consolidating upon acquisition of the minority interest in an entity (TI-REIT) that owns a controlling interest in Tampa Westshore.
1) Regarding Cherry Creek LP:
Our subsidiary (Cherry Creek Holdings LLC) is the general partner of the Cherry Creek LP, which owns the interest in Cherry Creek shopping center. Cherry Creek Holdings LLC and the joint venture limited partner each have a 50% economic interest. Prior to the issuance of EITF 04-5, we accounted for our interest in Cherry Creek LP under the equity method of accounting because the joint venture limited partner had protective rights, which were considered important rights under paragraph 9 of Statement of Position 78-9 “Accounting for Investments in Real Estate Ventures.” Upon issuance of EITF 04-5, we considered the various rights of the joint venture limited partner and concluded that the joint venture limited partner has no participating or other rights that would overcome the presumption that our subsidiary should, as general partner, consolidate Cherry Creek LP consistent with the guidance in EITF 04-5.
2) Regarding Tampa Westshore:
Our wholly owned subsidiaries TI-REIT and its affiliate have a 50.1%, general partnership interest in Tampa Westshore, which owns the interest in International Plaza shopping center. TI-REIT’s joint venture partner, who owns the minority 49.9% limited partnership interest in Tampa Westshore, has no participating or other rights as described in EITF 04-5 that would overcome the presumption that we should consolidate Tampa Westshore.
Any questions concerning this response may be addressed to the undersigned.
Sincerely,
/s/ Lisa A. Payne
Lisa A. Payne
Vice Chairman, Chief Financial Officer, and Director
/s/ Esther R. Blum
Esther R. Blum
Senior Vice President, Controller and Chief Accounting Officer